VIA EDGAR

January 9, 2012

Mr. Craig D. Wilson
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Interactive Intelligence Group, Inc.
Form 10-K for the Fiscal Year ended December 31, 2010
Filed March 16, 2011
Form 10-Q for the Quarterly Period ended March 31, 2011
Filed May 9, 2011
File No. 000-27385

Dear Mr. Wilson:

On behalf of Interactive Intelligence Group, Inc., successor to Interactive Intelligence, Inc. (the “Company”), we enclose for filing, via direct transmission to the EDGAR system of the Securities and Exchange Commission (the “Commission”), this response to the comments received from the staff (the “Staff”) of the Commission by letter dated December 19, 2011 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”) and the Company’s Form 10-Q for the quarterly period ended March 31, 2011 (the “Q1 Form 10-Q”).

For the sake of convenience, we have reproduced each relevant comment below with our response thereto following each such comment. We have referenced the comments as numbered in the Commission’s comment letter and did not change the references to page numbers contained in your comments.

Form 10-K for the Fiscal Year ended December 31, 2010

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 36

1.
We have reviewed your response to prior comment 5. Your response is unclear as to the accounting recognition implications for undelivered hardware at the end of a reporting period. In this regard, your response to prior comment 7 indicates that sales of the appliances to customers are to primarily provide a one-stop shopping arrangement. As such, it would appear that a customer does not have full use of your solution until all software and hardware are received by the customer. Please tell us how you have determined that a customer has full use of your software prior to receiving all of the hardware in order to recognize software revenue prior to the delivery of hardware. Also, tell us the accounting literature that supports this accounting method. In your response, please provide us with general examples of transactions where software is recognized prior to the delivery of hardware. Tell us your considerations of the guidance in FASB ASC 985-605-25-12.

Response:

We believe that providing an overview of the products in question will help to clarify why we believe the accounting for the products is accurate.

•
Customer Interaction Center (“CIC”) – CIC is our flagship software product.  We consider this software to be “pre-packaged software” because it can be installed on any general purpose server and because it does not need to be customized to function.  CIC is typically delivered to our direct customers via a DVD or as an FTP download.  Our indirect customers receive the software from one of our reseller partners.

•
Interaction Gateway – Interaction Gateway is a hardware appliance that provides a translation path from the public switch telephone network to a company’s data network, which then enables voice and data traffic to be sent over the same network.  We do not require our customers to purchase our gateway to make our CIC software functional.  Many of our customers use a gateway manufactured by third parties such as AudioCodes, Cisco or Adtran.

To construct the Interaction Gateway, we purchase hardware components, install our Interaction Gateway software onto the device and sell it to our customers.  We do not install CIC on the gateway and CIC is not dependent on the gateway to function.

•
Interaction Media Server – Interaction Media Server is a hardware appliance that allows for the performance of audio operations on the server.  We do not require our customers to purchase our media server to make our CIC software functional.  Many of our customers install our CIC software on a media server purchased from a hardware vendor.

To construct the Interaction Media Server, we purchase a general purpose server from a third party.  We then install Interaction Media Server software on the server and sell it to our customers.  We do not install CIC on the Interaction Media Server and CIC is not dependent on the Interaction Media Server to function.

We do sell our Interaction Media Server software separately, so if a customer wants to purchase a media server from a hardware vendor, they can buy our Interaction Media Server software from us and install it on that server.

In response to your question, our customers have full use of our CIC software prior to receiving all of the hardware.  The hardware can be purchased from us, they can use hardware they have already or they can purchase hardware from a third party.

As an example, we sell Polycom phones.  These phones are sometimes sold in conjunction with a CIC software order.  If we ship the CIC software prior to quarter-end, but backorder the Polycom phones, we recognize the CIC software revenues in the quarter (assuming all other revenue recognition criteria are met) because the customer can install our software and use it with existing phones that they own until the Polycom phones they ordered from us are delivered. We would recognize the hardware revenues in a subsequent quarter once the Polycom phones are delivered and all other revenue recognition criteria are met.

FASB ASC 985-605 does not provide guidance with respect to determining if undelivered elements are essential to the functionality of a delivered element. Factors we considered in determining that the third-party hardware and appliances we sell are not essential to the functionality of the delivered items (our CIC software) include:

•
Our customers have the ability to use our CIC software prior to delivery of any hardware they may have ordered from us, as CIC is fully functional and can be, and often is, installed on general purpose servers that the customer may already own or may have purchased from another vendor.

•
Our CIC software can function without the appliances that we sell (Interaction Gateway and Interaction Media Server). Our customers routinely purchase our CIC software without purchasing our appliances. In those cases, they install our CIC software on general purpose appliances purchased in the open market.

•	Timing of payments for the delivered items (our CIC software) does not coincide with delivery of the hardware or appliance.

The following is an example of a typical sale.  We assume that the CIC software has been delivered, but the third-party hardware and appliance has not.

CIC Software                                                                                   $100,000
First Year Post Contract Support (“PCS”)          18,000
Third-Party Hardware                    20,000
Appliance                                                                                                10,000
Total value of Arrangement                                                             $148,000

Stated Renewal rate for PCS                                                               $20,000
VSOE for Hardware                        20,000
VSOE for Appliance                                                                              10,000

The following entry would be made, assuming that the criteria in paragraph 985-605-25-3 are met with respect to the delivered elements:

DR: Accounts Receivable                                                                $118,000
CR: Product Revenue for Software                                                                                      $ 98,000
CR: Deferred Maintenance Revenue                                                                                   $ 20,000

The maintenance portion would be amortized over the PCS period.  The appliance and hardware revenue would be recognized at the VSOE amount when delivered.

Form 10-Q for the Quarterly Period ended March 31, 2011

Note 2. Summary of Certain Accounting Policies and Recent Accounting Pronouncements, page 5

2.	We note your response to prior comment 7. Please address the following items as they relate to FASB ASC 985-605-15-4A:

Your response under point 1 is unclear. Please explain in greater detail why you believe that because you are not a hardware manufacturer or the hardware component can be purchased in the general market, this rebuts the presumption that the software element is essential to the functionality of the tangible product.

Response:

Our CIC software solution can be sold stand-alone or an order may include hardware with the sale.  Based on ASC 985-605-15-4A, there are several factors listed below that lead us to the conclusion that the software element of our solution (CIC) is not essential to the functionality of the tangible product with which it may be sold.

•	We sell hardware as a convenience to our customers. Some customers prefer to purchase their software and hardware from the same vendor; however, they are not required to do so.

•
The hardware we sell is not configured or customized in any way to work with CIC.  Our hardware sales are simply a pass through from the vendor we purchase the hardware from to our customer that purchases the hardware from us.

•	Our CIC software can be installed and run on computer hardware systems from various hardware manufacturers.

•
Our advertising and marketing focus predominantly on our CIC product along with our other software offerings.  There is little mention of hardware in our marketing materials and where it is mentioned, it is presented as a convenience to our customers.

The appliances we sell (Interaction Gateway and Interaction Media Server) are a bundle of a hardware component and non-CIC software component.  In accordance with ASC 985-605-25-6, the revenue related to the appliances is not recognized until the appliance is delivered to the customer.  We record the revenue for the appliances based on the VSOE of the entire appliance bundle at the time of delivery.

Under point 4, you indicate that your software is embedded in the appliance offerings. As such, it would indicate that the software is essential to the functionality of the product delivered. Please explain further.

Response:

To clarify, the software that is recognized prior to the delivery of the hardware is our CIC software, which is a separate product from the software associated with our appliances. Our CIC software is not embedded in our appliances, and our CIC software does not require the appliances to function. Our CIC software, which is typically the delivered element, has full functionality without our appliances.

The software associated with our appliances, which we consider as “embedded”, is pre-loaded onto the hardware when the appliance is purchased. We do not recognize revenue for the software or nonsoftware portion of our appliances until delivery of the appliance is made. Since delivery of the appliance consists of our appliance software and hardware together, the revenue for both parts is recognized at the same time, as product revenues.

Your response under point 5 indicates that the tangible products that you resell are sold by others and could be reconfigured to run other software. In light of this, it would appear that software is necessary for the customer to have full use of the hardware, thereby the software appears to be essential to the functionality of the product deliverables. Please tell us how you considered the accounting guidance under FASB ASC 985-605-25-12.

Response:

We do not recognize revenue for the appliance software when it is sold as part of an appliance until delivery of the appliance is made. Since delivery of the appliance consists of both appliance software and hardware together, the revenue for both parts is recognized at the same time, as product revenues.

***

In connection with our response to the Commission's comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please telephone the undersigned at (317) 715-8412 or our outside counsel, Janelle Blankenship at (317) 569-4881.

Very truly yours,

/s/ Stephen R. Head
Stephen R. Head
Chief Financial Officer

Enclosures

cc:	Ryan Rohn